Exhibit 4.10

[TRANSLATED FROM HEBREW]

AGREEMENT FOR THE PROVISION OF SERVICES

Made and signed on Kibbutz Shamir on 8th March 2007

BETWEEN:	KIBBUTZ SHAMIR COOPERATIVE SOCIETY, REGISTERED SOCIETY 57-000272-5

directly and/or through a partnership fully owned by Kibbutz Shamir

MP Upper Galilee 12135

(hereinafter referred to as “the Kibbutz”)

of the one part

AND:	SHAMIR SPECIAL OPTICAL PRODUCTS LTD, PC 51-3140723

a fully-owned subsidiary of Shamir Optical Industry Ltd.

of Kibbutz Shamir, MP Upper Galilee 12135

(hereinafter referred to as “the Company”)

of the other part

WHEREAS	on the date of the execution hereof, the Kibbutz and Shamir Optical Industry Ltd (hereinafter referred to as “the parent company”) have an agreement for the provision of services that was executed on 9th February 2005 (hereinafter referred to as “the agreement with the parent company”);

AND WHEREAS	the Kibbutz is constructing, on land of an area of 10,727 square meters, a plant adapted to the Company’s requirements in accordance with its demands as furnished to the Kibbutz for the development, manufacture, marketing and sale of polycarbonate lenses for glasses and ancillary and other optical industry activity (hereinafter referred to as “the new plant”);

AND WHEREAS	the Company wishes to purchase various services from the Kibbutz for the new plant and the Kibbutz has agreed to provide the Company with such services, as provided below:

ACCORDINGLY, IT IS AGREED, PROVIDED AND WARRANTED BETWEEN THE PARTIES AS FOLLOWS:

1.	Recitals and Interpretation

1.1	The recitals and appendices hereto constitute an integral part hereof.

1.2	This agreement has been jointly drafted by both the parties and shall not be interpreted against either of them as the drafter thereof.

1.3	The clause headings herein are for convenience purposes only and shall not be used in the interpretation hereof.

1.4	The following expressions shall bear the meanings set forth alongside them, unless expressly stated otherwise:

“the service charges” – as defined in clause 3.1 below;

“the record date” – the date on which possession of the building designated for the plant is received by the Company, the parent company or anyone on their behalf;

“the new plant” – as defined above;

“the services”– services as set forth in appendix “A” hereto.

2.	The services’provision

2.1	The Kibbutz shall provide the services to the Company and the Company shall purchase the services from the Kibbutz on the terms and conditions set forth below and in the appendices hereto.

2.2	The Kibbutz undertakes to provide the services skillfully and to the customary standard, to use suitable materials, equipment and manpower and to act in accordance with the provisions of the law in relation to the services’ provision.

2.3	The Kibbutz shall provide the services in accordance with the Company’s reasonable instructions and requirements.

2.4	The Kibbutz may provide the services through Kibbutz members, hired employees or sub-contractors, in its discretion, provided that the Kibbutz shall be exclusively liable vis-à-vis the Company for the quality of the services and for all the obligations deriving from engagement of the manpower through whom the services are provided.

2.5	The Kibbutz warrants that the services shall be provided to the Company by it and/or someone on its behalf as independent contractor and the parties agree that the Kibbutz shall bear all the payments and expenses deriving, if at all, from employer-employee relations and/or the termination of employer-employee relations in respect of Kibbutz members, employees and sub-contractors and any other entity through which the services are provided.

2.6	The Kibbutz shall not raise any claim of employer-employee relations between the Company and anyone on its behalf through which the services are provided, and undertakes to indemnify the Company for any loss, damage, liability or expense, including legal expenses, occasioned to the Company in respect of a claim of employer-employee relations as aforesaid, whether the claim is raised by the Kibbutz or by a third party.

3.	The consideration

3.1	In consideration for the services, the Company shall pay the Kibbutz a monthly sum of NIS 25,000 (hereinafter referred to as “the service charges”). The service charges shall be linked to the consumer price index known on the record date.

3.2	The service charges shall be adjusted as follows:

3.2.1	At the end of the first period in accordance with clause 7.1 hereof and at the end of any extension of five additional years, if any, the service charges shall be examined and revised on the basis of the overall cost of the services actually provided in the previous year.

3.2.2	If in any year during the period of this agreement the overall cost to the Kibbutz of the services rises or falls by 30% or more in relation to the service charges paid to the Kibbutz for the previous calendar year, without taking into account one-time factors that are not in the ordinary course of business, the service charges shall be revised for the period commencing at the end of the calendar year in respect of which the examination was made by an amount identical to the rate of the rise or fall as aforesaid.

3.3	The service charges shall be paid on the 10th of each month in respect of the previous month against an invoice that shall be supplied by the Kibbutz on the 5th of each calendar month, subject to receipt of full details of the charges from the Kibbutz by the 3rd of each month.

3.4	Statutory VAT shall be added to all the payments mentioned in clauses 3.1 and 3.2 above and they shall be paid against tax invoices which shall be submitted to the Company by the Kibbutz.

3.5	Any payment pursuant to this clause that is not made on time shall bear default interest at the rate prevailing at such time at Bank Leumi Le-Israel Ltd in respect of default payments, from the date fixed for payment until the date of actual payment.

4.	Additional services

4.1	If the Company wishes to purchase additional services, in addition to the services as defined above (hereinafter referred to as “the additional services”), the Kibbutz shall be given a right of first refusal to provide them.

4.2	The aforesaid does not derogate from any legal provision now and/or in future applicable to any transaction between the Company and the Kibbutz.

4.3	The provisions of clauses 3.3 to 3.5 above shall also apply, mutatis mutandis, to payment for the additional services.

4.4	The payment for the additional services shall be added to the service charges pursuant to clause 3.1 above and shall be governed by the provisions of clauses 3.3 to 3.5, mutatis mutandis.

5.	Water

5.1	Water shall be supplied by the Kibbutz on the terms and conditions and for the consideration set forth in appendix 5.1 (hereinafter referred to as “the water consideration”).

5.2	The payment for the water consideration shall be added to the service charges pursuant to clause 3.1 above and shall be governed by the provisions of clauses 3.3 to 3.5, mutatis mutandis.

6.	Food

6.1	The new plant may purchase food for its employees from the food served to diners in the Kibbutz’s dining room for the consideration set forth in appendix 6.1 (hereinafter referred to as “the food consideration”).

6.2	The payment for the food consideration shall be added to the service charges pursuant to clause 3.1 above and shall be governed by the provisions of clauses 3.3 to 3.5, mutatis mutandis.

7.	The period of the agreement and its termination

7.1	This agreement shall be valid from the record date until 9th February 2010 (hereinafter referred to as “the first period”) and shall be automatically extended for additional periods of five years each, unless one of the parties hereto notifies the other party, in writing, at least 12 months prior to the end of the first period or any extension period, that it does not wish to extend the agreement.

7.2	Each party may bring this agreement to an end on written notice to the other party if the other party commits a fundamental breach hereof and does not rectify the breach within 30 days of receiving written notice from the performing party of the fundamental breach.

8.	Arbitration

8.1	Disputes in connection with the implementation, interpretation or any other aspect of this agreement shall be referred for mediation and in the absence of a decision after the mediation process, they shall be referred exclusively for the decision of a sole arbitrator, who shall be appointed with the parties’ consent, and in the absence of consent –by the President of the Auditors’ Council.

8.2	The arbitrator shall be subject to the substantive law and shall be liable to give written grounds for his decision; however, he shall not be subject to the laws of evidence.

8.3	This clause constitutes an arbitration agreement within the meaning thereof in the Arbitration Law, 5728-1968.

9.	Completeness of the agreement, change and waiver

9.1	This agreement and its appendices exclusively determine and exhaust all the terms, conditions and provisions governing the parties’ contractual relationship, in relation to what is stated therein. As of the record date, this agreement prevails over any consent, warranty and understanding made, if at all, orally or in writing, between the parties hereto, prior to the execution hereof.

9.2	The parties consider the agreement’s provisions a single whole and warrant that they are entering into the agreement with the intention of performing all its provisions as a whole.

9.3	Any change to the provisions of this agreement shall only be valid and binding if drawn up in writing and duly signed by all the parties.

Any waiver by a party hereof of any of its rights shall lack effect unless made in writing, and shall only be effective for the specific matter, and shall not create any estoppel or preclusion in future.

9.4	Even if the agreement can be separated in accordance with section 19 of the Contracts (General Part) Law, 5733-1983, if a cause of termination arises for one of the parties concerning only one part and/or several of its parts, it will not be possible to terminate such part only.

10.	Notices

10.1	Any notice sent by one party to another shall be sent in writing by registered mail in accordance with the addresses appearing in the recitals hereto and/or shall be delivered by hand. Notice sent by mail shall be deemed received within 72 hours of being dispatched by registered mail. Notice delivered by hand shall be deemed received on delivery.

10.2	Saturdays and Israeli holidays shall not be counted for the purposes of this clause.

As witness the hands of the parties:

—————————————— The Kibbutz	—————————————— The Company

APPENDIX “A”

The services to be provided by the Kibbutz

1.	Electricity infrastructure - maintenance, examination of state of repair and upgrading.

2.	Communications infrastructure (including exchange services).

3.	Water infrastructure - maintenance, examination of state of repair and upgrading, including the main water line to the settlement.

4.	Settlement fire-extinguishing infrastructure - water lines for extinguishing fires, fire-extinguishing trailers, fire-fighting equipment, fire-fighting staff.

5.	Road infrastructure - routine maintenance, repairs and improvements.

6.	Cleaning - general cleaning of dirt and nuisances in the area and on the roads leading to the plant.

7.	Giving an emergency response on health matters.

8.	Security - on-call staff and equipment.

9.	Sanitation and garbage removal (over and beyond removal by the Regional Council).

10.	Landscaping and gardening.

11.	Participation in general infrastructures of the settlement.

*	It is agreed that if and when the Upper Galilee Regional Council finances the aforesaid services in full or in part, over and beyond the financing on the date of the execution hereof, the parties shall discuss the revision of the service charges in good faith.

Appendix 5.1

Water

Shamir shall provide water of drinking water quality to the Company at the price of the Eastern Dan plant, if any, plus VAT.

The aforesaid price does not include the production levy payable to the Water Commission pursuant to the law, which the Company shall bear in accordance with its actual water requirements.

Appendix 6.1

Food

The Kibbutz shall provide the Company with food services for the following consideration:

The cost of the food as recorded each month in the cash registers of the Kibbutz’s dining room plus 15%.